Wessanen

04 FEB 18 AM 7:21

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Corporate Communications

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Date February 18, 2004

Subject Press Release Koninklijke Wessanen nv – (ID #82-1306)

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

ID #82-1306

dlw 2/18

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

press release

Corporate Communications

Amstelveen, The Netherlands, February 18, 2004
(08.00 a.m.)

Wessanen Q4 results show first signs of recovery

in millions euro, unless stated otherwise

UNAUDITED	**Q4 2003**	Q4 2002	**Full year 2003**	Full year 2002
Net sales[1]	**605.2**	653.0	**2,412.7**	2,567.3
Net sales[1] at constant exchange rates	**682.1**	653.0	**2,734.8**	2,567.3
EBITAE[2]	**11.6**	6.9	**16.5**	62.2
Exceptional items (before tax)	**(18.7)**	73.0	**(57.1)**	72.0
Net income[3]	**8.6**	2.4	**11.9**	35.8
Net income	**(5.3)**	75.5	**(34.2)**	101.4
Earnings per share[3] *(in euro)*	**0.12**	0.03	**0.17**	0.51

Key operating results in the fourth quarter of 2003

- Although net income[3] for the full year showed a significant decrease against 2002, net income[3] in the fourth quarter increased more than 250% compared to the same period last year, mainly as a result of reduced losses in the US and increased profits in Europe.
- Net sales[1] increased by 4.5% at constant exchange rates, mainly driven by autonomous growth in the US and acquisitions in Europe.
- Primarily as a result of better operational efficiencies, European activities showed significant increase in EBITAE (35% vs Q4 2002).
- US activities showed a reduction in EBITAE losses (EUR (3.1) million in Q4 2003 versus EUR (6.3) million in Q3 2003).

Operation Phoenix

- Operation Phoenix remains on track to generate annualized cost savings of EUR 100 to 115 million.
- Operation Phoenix initiatives at all US and European groups have resulted in EUR 5.3 million in savings and a headcount reduction of 400 positions in 2003.

[1] Excluding 2002 divestments (Telford Foods and Leerdammer Company)
[2] Earnings Before Interest, Tax, Amorization of goodwill and Exceptional items
[3] Before amortization of goodwill and exceptional items

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

- Phoenix exceptional charges of EUR 21.0 million in Q4, and EUR 28.0 million for full year 2003, of which EUR 2 million resulted in cash-out in 2003.

Tree of Life North America (TOL NA) special investigation

- Investigation into the balance sheet completed; charges taken in Q2 2003 (EUR 14 million) were appropriate.
- As a result of findings, remedial actions are being implemented to improve financial accounting and controls, and reorganize US accounting and financial department.
- Audit process delayed due to lengthy investigation in US.

Adoption of financial statements 2003

Due to the delay in the audit process Wessanen will not schedule adoption of the financial statements 2003 on the agenda of the General Meeting of Shareholders scheduled for March 31, 2004. However, Wessanen endeavours to present such financial statements in audited form for information to its shareholders at this meeting.
As soon as possible following the General Shareholders Meeting scheduled for March 31, 2004, Wessanen will call a General Meeting for adoption of the financial statements.

Outlook

For the first quarter 2004 Wessanen expects the positive trend of the last two quarters to continue. For the full year 2004 Wessanen expects a substantial increase in net profit before exceptional items and goodwill amortization. The expected market growth in the US will not completely offset the termination of unprofitable turnover, resulting in a decrease in sales. In Europe, a moderate growth is expected. Additional attention will be paid to a positive cash-flow development. The expected increase in net profit is attributable to higher margins on all activities, but most notably at TOL NA. Margin improvements are based on lower operating expenses as a result of Operation Phoenix, combined with higher gross margins due to improved performance of the branded businesses and more effective procurement.

CEO Ad Veenhof: essential steps taken

"2003 has been a turbulent year and we are indebted to our employees for the flexibility and dedication they have shown over the year. Thanks to their hard work, Operation Phoenix is running ahead of schedule and our fourth quarter results show the first signs of recovery. In the fourth quarter, we have again taken a number of essential steps. We have embarked upon a route to profitability for Tree of Life North America, involving various far-reaching strategic, operational and managerial changes.

On December 3 2003, we discussed our strategic plans with our shareholders, resulting in the launch of a new strategy. This new strategy, based on the two pillars of Health and Premium Taste foods, represents our journey to healthy further growth. To realize our

Wessanen

growth objectives, we will capitalize on our differentiating capabilities of channel/category management, branding, transatlantic alignment and value-added distribution services.

In 2004, our main priority is to realize the various cost-saving plans, including TOL NA's 'Build on the Roots' profit improvement plan, that we have initiated in the past five months. In addition, we will focus on further growth opportunities. When justified by the level of realized savings from Operation Phoenix, we will step up investments in our main brands, we will invest in knowledge and expertise to further strengthen our differentiating capabilities and we will start capturing opportunities to build a transatlantic bridge between our US and European operations. We will do all this with a strong team of focused and dedicated professionals."

Operation Phoenix: progress report

Operation Phoenix, which was launched in August of 2003, is expected to generate annualized cost savings of EUR 100 to 115 million on a run-rate by the end of 2004 and a total workforce reduction of 1,300 to 1,400 positions. With the announcement of the closing of the Telford plant and the effects of the strict company-wide hiring policy, most projects have now been made public.

Since its launch in August, Operation Phoenix is progressing ahead of schedule.
A number of cost-saving initiatives announced earlier in the year have already resulted in concrete savings. Consolidation of the German activities of the Convenience Food Group, the workforce reduction at Tree of Life North America and the closing of ABC's Casa Grande (USA) facility, as well as a strict company-wide hiring policy have already resulted in a workforce reduction of approximately 400 positions and savings of EUR 5.3 million.

In the fourth quarter, exceptional charges amounted to EUR 21 million. This amount includes asset write-downs (EUR 7 million) and expected cash payments such as severance payments (EUR 14 million).

Total 2003 exceptionals of EUR 57.1 million

The exceptional expenses of EUR 57.1 million are mainly related to Tree of Life NA. In the second quarter, a write-down of receivables, inventory and other capitalized expenses was reported, as well as a full write-down of the ERP system, totaling EUR 28 million. In the fourth quarter, a new policy was implemented at TOL NA relating to reserves for inventory obsolescence and potentially non-collectable vendor receivables. Resulting additional reserves amount to EUR 5.5 million. Offsetting these additional reserves and costs, the remaining part of the TOL NA restructuring provision established in 2001 was released (EUR 6.7 million). The cost associated with the special investigation of the US balance sheet was recorded as an exceptional expense of EUR 5.5 million. Exceptional charges for

Wessanen

Operation Phoenix for 2003 amount to EUR 28 million and mainly include redundancy costs and asset write-offs. Approximately EUR 15 million of these expenses relate to the savings initiatives at our European activities.

Exceptional related to	Amount *x EUR million*
TOL NA write-down of receivables, inventory and other capitalized expenses	13.7
TOL NA full write-down of ERP	13.8
TOL NA change in reserves policy	5.5
TOL NA expenses special investigation	5.5
TOL NA release of previously established restructuring provision	(6.7)
Restructuring Operation Phoenix (redundancies, asset write-offs)	28.0
Other	(2.7)
Total 2003	**57.1**

Interim dividend

The company will pay a second interim dividend of EUR 0.43 per share to holders of ordinary shares. Together with the interim dividend of EUR 0.15 as paid in September of 2003, this amounts to a total of EUR 0.58 per share, being the expected total dividend for the whole of 2003.

Wessanen

Developments per group in Q4 and the full year of 2003

Tree of Life North America (TOL NA)

in million euros, unless stated otherwise

UNAUDITED	**Q4 2003**	Q4 2002	**Full year 2003**	Full year 2002
Net sales	**384.4**	444.9	**1,563.8**	1,769.1
Net sales at constant exchange rates	**458.3**	444.9	**1,872.0**	1,769.1
EBITAE[1]	**(3.1)**	(5.7)	**(27.5)**	20.8
Exceptional items[2]	**(3.3)**	(29.7)	**(39.2)**	(29.7)
ROS[3]	**(0.8%)**	(1.3%)	**(1.8%)**	1.2%

Throughout the year, TOL NA continued to experience growth in sales of natural and specialty foods in all channels. A total increase in dollar sales of 3.0% as compared to the fourth quarter of 2002 was mitigated by a weak dollar, resulting in a 13.6% decline in sales in euros. Also, deliberately terminated unprofitable sales had a negative impact of EUR 15.0 million (4%) on sales growth.
For a fair analysis it is important to recognize that the EBITAE results of EUR (3.1) million for the fourth quarter includes non-recurring items of approximately EUR 5 million. The fourth quarter 2002 included EUR 7 million non-recurring items.

Towards the end of 2002, the long-lasting customer relationships with supermarket chains Albertson's and HEB came to an end, simultaneous with the start-up of TOL NA's new distribution relationship with supernatural retailer Wild Oats. These changes had a major impact on the operation in 2003. Some 300 positions were shed in the summer of 2003. In an effort to sustain service levels, costs rose above normal levels. Required cost reductions were delayed to adjust to the new customer/product mix. In addition, gross margins on Wild Oats were lower than anticipated because of an unexpectedly unfavorable assortment mix. Upon reviewing the relationship, termination of the distribution agreement was the best way forward. In addition to these issues, which affected all TOL NA regions, the difficulties that began in 2002 with the Southeast region's newly installed ERP system continued in 2003. These factors led to substantial losses during the year.

[1] Earnings Before Interest, Tax, Amorization of goodwill and Exceptional items
[2] Related to Operation Phoenix, ERP write-off, Wild Oats contract termination, change in reserves policy, write-down of receivables, inventory and other capitalized expenses, partly compensated by release of restructuring provision
[3] EBITAE divided by net sales

Wessanen

To turn the tide at Tree of Life NA, in November 2003 Wessanen launched the 'Build on the Roots' recovery plan. Since then, TOL NA has started to implement a number of strategic, operational and managerial changes. With full commitment and involvement of the Executive Board, big steps have already been made towards a new organizational structure, optimization of operations and processes and improvements in IT.

Special investigation

In August 2003, we announced that part of the corrections of EUR 14 million on TOL NA's balance sheet taken in Q2 2003 possibly should have been reflected in TOL NA's results over prior years. As a consequence of this Wessanen initiated an investigation, conducted by an independent accounting firm and law firm, to analyze the financial accounting practices and accounting controls and procedures involved. The investigation found issues with accounting procedures and practices, however confirmed that the asset write-down taken in the second quarter of 2003 was appropriate. The review also recommends certain remedial actions, to strengthen accounting and reporting procedures and enhance internal controls at TOL NA. These findings reinforce the decision, taken in connection with Operation Phoenix, to reorganize TOL NA's accounting and financial departments into a centralized operation. Wessanen is including the remedial actions recommended by the review in the ongoing "Build on the Roots" reorganization.

Outlook

The implementation of the group's "Build on the Roots" profit recovery program, including the re-establishment of high-quality business processes and optimal service levels, further cost-base alignment, the development of a branded business and several procurement initiatives, is expected to lead to a return to profitability in 2004.

Wessanen

Tree of Life Europe

in million euros, unless stated otherwise

UNAUDITED	**Q4 2003**	Q4 2002	**Full year 2003**	Full year 2002
Net sales	**120.0**	107.5	**456.6**	407.4
EBITAE[1]	**8.0**	7.5	**27.0**	23.9
Exceptional items[2]	**(5.4)**	(2.0)	**(5.4)**	(2.0)
ROS[3]	**6.7%**	7.0%	**5.9%**	5.9%

The group's Q4 net sales rose by 11.6%, due to the consolidation of Natudis' sales. However, the ongoing stagnation of the European economy, price-wars in retail channels and the loss of GNC business at TOL UK caused Tree of Life Europe's autonomous sales to drop by 3.7%.

In the fourth quarter, Wessanen announced significant changes to its Dutch and Belgian natural & specialty foods activities. Marketing and distribution for retail and specialized stores will be streamlined, resulting in a more efficient operation with focused services and a broader product range for each channel.

For the full year, strong sales of own brands in the UK and the increased share in Natudis were not able to offset difficult market conditions on the European continent and the loss of a large customer at the distribution company TOL UK. As a result, autonomous sales decreased by 1.7%. Group synergy gains and cost saving initiatives had a positive effect on EBITAE, resulting in a 13.0% increase as compared to 2002.

Outlook

In 2004, we expect a slight recovery of autonomous sales growth, supported by more focused brand support. EBITAE is expected to show a solid increase, driven by savings as a result of Operation Phoenix initiatives related to delayering, efficiency improvement, synergy creation and procurement.

1 Earnings Before Interest, Tax, Amorization of goodwill and Exceptional items
2 All related to Operation Phoenix initiatives
3 EBITAE divided by net sales

Wessanen

Cereals

in million euros, unless stated otherwise

UNAUDITED	**Q4 2003**	Q4 2002	**Full year 2003**	Full year 2002
Net sales[1]	**57.0**	58.7	**223.8**	227.3
EBITAE[2]	**6.0**	2.7	**15.1**	10.2
Exceptional items[3]	**(0.8)**	(8.4)	**(0.8)**	(8.4)
ROS[4]	**10.5%**	4.6%	**6.7%**	4.5%

Throughout the year Dailycer continued to develop its added-value products such as healthy flakes, bars and pillows. Active portfolio management also strongly contributed to reinforcement of its position in added-value cereals. Profitability improvement plans at the start of 2003 included changes in the product mix and the deliberate elimination of unprofitable products. The turnaround was managed successfully, leading to a strong profit improvement; production efficiencies, purchase savings and reduction of overhead also contributed to the increase in EBITAE.

In the fourth quarter the cereals division more than doubled EBITAE to a level of EUR 6 million with a slight decreased sales level. This clearly reflects the positive effect the reorganization has had, as well as a positive sales mix.

Outlook

In 2004, we anticipate reaping the benefits of the various Operation Phoenix initiatives taken in this group. The main focus will be on a successful transfer of the Telford production to other locations. We expect that savings from this closure will start to support the bottom-line towards the end of 2004.

[1] Excluding Telford Foods
[2] Earnings Before Interest, Tax, Amorization of goodwill and Exceptional items
[3] All related to Operation Phoenix initiatives
[4] EBITAE divided by net sales

Wessanen

Convenience Food Group (CFG)

in million euros, unless stated otherwise

UNAUDITED	Q4 2003	Q4 2002	Full year 2003	Full year 2002
Net sales	**43.8**	41.8	**168.5**	163.4
EBITAE[1]	**3.4**	2.7	**10.1**	10.0
Exceptional items[2]	**(4.7)**	-	**(4.7)**	-
ROS[3]	**7.8%**	6.5%	**6.0%**	6.1%

In 2003, the group's market shares in main categories in the retail channel continued to grow, partly driven by innovations, such as microwavable Crisp Wraps. CFG's sales were up 3.1% against 2002, as a result of strong retail sales and the integration of Luckhardt Tiefkühlprodukte. However, difficult market conditions in the German and Dutch foodservice channel resulted in a flat development of autonomous sales. EBITAE remained stable compared to the previous year. Positive results of the existing business were offset by temporarily higher production costs, caused by the transfer of production from the Borken and Luckhardt facilities to other plants.

The group's fourth quarter sales rose by 4.8%; 1.6% of the growth was autonomous, with the remainder due to the acquisition of Luckhardt Tiefkühlprodukte. EBITAE showed a strong improvement of more than 25%.

Outlook

In 2004 CFG will focus on restoring sales growth as well as the successful transfer of the Essen production to Bocholt (Belgium) planned for the second quarter of 2004. These two factors are expected to lead to an improvement of EBITAE in 2004.

[1] Earnings Before Interest, Tax, Amorization of goodwill and Exceptional items
[2] All related to Operation Phoenix initiatives
[3] EBITAE divided by net sales

Wessanen

Other financial aspects

Despite a decrease in the shareholders' equity/total asset ratio from 52.7% in 2002 to 46.8% in 2003, the company's financial position continues to be strong.

- The cash flow from operating activities for the full year was EUR 8 million positive.
- Net debt at the end of Q4 amounted to EUR 161.8 million versus EUR 104 million at the end of 2002. This increase can be explained by the 2003 negative net income along with the EUR 30 million temporary share buy-back that was conducted in December 2003 and the dividend payment of EUR 40.7 million. This was partly compensated by the positive currency effects on outstanding dollar loans.
- Capital expenditure (net) was EUR 19.7 million, which is substantially below depreciation of EUR 31.1 million.
- Tax was EUR 25.5 million positive, due to the negative result before taxes.
- The increase in the exchange rate of the euro against the dollar (USD 1.14 in 2003 compared to USD 0.95 in 2002) did not materially affect net results.

Important dates

March 31, 2004	General Meeting of Shareholders
April 2, 2004	Ex-dividend share price
April 14, 2004	Interim dividend payable
May 12, 2004	Publication first quarter results 2004

More information

Should you have any questions, please contact Aletta van Stee, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.vanstee@wessanen-hq.com.
For questions regarding Investor Relations issues, please contact Timo de Grefte, Corporate Staff Director Corporate Communications; phone +31 (0)20 547 95 29; e-mail t.grefte@wessanen-hq.com

Read the backgrounds on *Websanen*, Wessanen's quarterly online magazine: www.wessanen.com/websanen

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to premium taste food products. We aim to continuously increase our shareholders' value by capitalizing on our differentiating capabilities in category and channel management, strong brands, value-added distribution services and transatlantic alignment.

Wessanen

Appendices

- Changes in accounting policies
- Condensed income statement
- Condensed balance sheet
- Financial highlights
- Financial information per share
- Condensed statement of cash-flows

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

UNAUDITED

Changes in accounting policies

As of 2003, certain changes in the Guidelines for Annual Reporting (Dutch GAAP) became effective and have led to the following changes in accounting polices:

- Until 2002, the proposed dividend was shown in the balance sheet under short-term liabilities. As a result, the shareholders' equity was presented after deduction of the proposed dividend. As of 2003, the dividend is recognized when payable. This change has necessitated an adjustment in the balance sheet, the capital employed and various ratios. The effect of this change is an increase of EUR 30.2 million in the shareholders' equity as of the end of 2002.

- Until 2002, items not arising from ordinary activities were presented in the profit and loss account as extraordinary results. With effect from 2003, Dutch GAAP has limited the presentation of extraordinary items to rare occasions. This implies that practically all items of income and expense are included in income from ordinary activities. Extraordinary income and expenses for 2002 (EUR 90.1 million, net of tax) have therefore been reclassified to operating results (EUR 95.6 million) and to taxes on income from ordinary activities (EUR 5.5 million).
  Exceptional items are defined as items of income and expense within profit and loss from ordinary activities of such size, nature or incidence that their disclosure is relevant to explain the performance of the company for the period.

- Until 2002, certain credits on sales, such as pricing adjustments, coupons and goods returned, were recorded as and when issued. With effect from 2003, new rules under Dutch GAAP (RJ 270) require revenue on such sales to be recognized net of estimated future credits. Comparative figures in respect of 2002 have been adjusted to reflect this change. The effect is a decrease of EUR xx.x million in the shareholders' equity as of the end of 2002. The effect on the income statements of 2002 is insignificant.

Additionally, the following reclassifications have been made: until 2002, business acquisition fees were shown in the balance sheet under long-term receivables. As of 2003, the business acquisition fees are shown under intangible fixed assets to properly reflect the nature of the capitalized amount.

Non-GAAP measures

Certain figures are adjusted for exceptional items and where applicable amortization of goodwill. The resulting EBITAE figures are non-GAAP compliant financial figures, but are internally regarded as key performance indicators.

Condensed income statement

in millions euro, unless stated otherwise

UNAUDITED	Q4 2003	Q4 2002*	Full year 2003	Full year 2002*
Net sales[1]	605.2	701.9	2,412.7	2,829.6
Operating expenses	593.6	695.0	2,396.2	2,767.4
EBITAE[2]	11.6	6.9	16.5	62.2
Amortization of goodwill	(2.6)	(2.7)	(10.6)	(9.2)
Exceptional items	(18.7)	73.0	(57.1)	72.0
EBIT[3]	(9.7)	77.2	(51.2)	125.0
Financial income and expenses, net	(1.5)	(3.5)	(8.5)	(16.0)
Income before taxes	(11.2)	73.7	(59.7)	109.0
Income taxes	6.0	2.1	25.5	(8.0)
Income from participations and minority interests	(0.1)	(0.3)	-	0.4
Net income	(5.3)	75.5	(34.2)	101.4
Net income before exceptional items and amortization of goodwill	8.6	2.4	11.9	35.8

Condensed balance sheet

in millions euro, unless stated otherwise

UNAUDITED	December 31, 2003	December 31, 2002*
Fixed assets	401.9	462.3
Current assets	651.2	735.6
	1,053.1	1,197.9
Group equity	500.4	635.3
Provisions	56.2	56.9
Long-term liabilities	18.2	155.7
Current liabilities	478.3	350.0
	1,053.1	1,197.9

[1] Including 2002 divestments (Leerdammer Company and Telford Foods)
[2] Operating result before exceptional items and amortization of goodwill, including 2002 divestments (Leerdammer Company and Telford Foods)
[3] Operating result
* Adjusted for comparison purposes

Wessanen

Financial highlights[1]

in millions euro, unless stated otherwise

UNAUDITED	Q4 2003	Q4 2002*	Full year 2003	Full year 2002*
ROS	1.9%	1.0%	0.7%	2.2%
Average capital employed	568.7	684.4	563.1	678.3
ROI	8.2%	4.0%	2.9%	9.2%
Increase economic premium	11.4	(25.4)	(26.1)	(20.5)
Average goodwill	518.6	574.0	521.5	558.9
ROIC	4.3%	2.2%	1.5%	5.0%
Group equity as a percentage of total assets			47.5%	53.0%
EBITDAE/interest ratio			5.8	6.4
Net debt			161.8	104.0

Financial information per share

in euros

UNAUDITED	Q4 2003	Q4 2002*	Full year 2003	Full year 2002*
Net income before amortization of goodwill and exceptional items	0.12	0.03	0.17	0.51
Net income	(0.08)	1.08	(0.49)	1.44
Average number of outstanding shares[2]	69,285,049	70,177,785	69,946,431	70,311,728
Number of outstanding shares as per December 31, 2003, and December 31, 2002, respectively	72,588,501	72,588,501	72,588,501	72,588,501

[1] Before exceptional items and amortization of goodwill
[2] After deduction of personnel stock options
* Adjusted for comparison purposes

Wessanen

Condensed statement of cash-flows

in millions euro, unless stated otherwise

UNAUDITED	Q4 2003	Q4 2002*	Full year 2003	Full year 2002*
Operating activities				
Net income after taxes	(5.3)	(32.8)	(34.2)	(5.9)
Depreciation property, plant and equipment	7.6	9.9	31.1	40.7
Amortization of intangible fixed assets	7.3	6.4	15.3	12.9
Impairment fixed assets	8.0	21.0	21.7	21.0
Changes in working capital and provisions	(20.2)	(39.9)	(27.3)	(18.3)
Income from investments in associates and minority interests	-	6.3	1.4	4.6
Cash flow from operating activities	(2.6)	(29.1)	8.0	55.0
Investments				
Purchase of property, plant and equipment	(8.2)	(8.8)	(22.7)	(42.3)
Disposal of property, plant and equipment	0.9	-	3.0	0.7
Financial fixed assets	(1.6)	1.2	3.0	0.9
Intangible fixed assets, excluding goodwill	(3.7)	(6.2)	(3.7)	(6.2)
Purchase price acquisitions	(0.2)	(5.1)	(15.3)	(45.6)
Divestments	-	190.2	-	195.2
Cash flow from investment activities	(12.8)	171.3	(35.7)	102.7
Financing				
Long-term debts	(0.4)	(0.5)	(8.6)	3.7
Short-term debts	45.1	(92.8)	70.3	(66.9)
Purchase of own shares	(31.4)	0.2	(31.8)	(3.3)
Dividend paid	-	(0.6)	(40.7)	(40.9)
Cash flow from financing activities	13.3	(93.7)	(10.8)	(107.4)
Change in cash	(2.1)	48.5	(38.5)	50.3

Equity	December 31, 2003	December 31, 2002
Balance of beginning year	631.8	586.1
Change in accounting principles	-	23.7
Net income	(34.2)	101.4
Dividend	(40.7)	(40.9)
Goodwill (on acquisitions prior to 2001)	(3.0)	(1.6)
Translation adjustments	(29.3)	(33.4)
Purchase of own shares	(31.8)	(3.3)
Other	-	(0.2)
Balance December 31, 2003, and December 31, 2002, resp.	492.8	631.8

* Adjusted for comparison purposes